UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of March

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                           13 March 2007

                              BioProgress plc

      Amendment to agreement for acquisition of key respiratory
                        products from airPharma LLC

London,  UK, 13 March 2007:  BioProgress  plc  ('BioProgress'  or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the specialty  pharmaceutical and healthcare company, announces  an  amendment  to the  agreement  entered  into on 30 October 2006 to acquire the pharmaceutical  trading assets of airPharma LLC ("airPharma"),  a US speciality pharmaceutical company.

The  consideration  for the  acquisition  of the  airPharma  portfolio was US$8m
(GBP4.2m), US$4m (GBP2.1m) of which was paid in cash following completion of the acquisition.  The remainder of the consideration was to be satisfied in sterling denominated  ordinary shares of BioProgress  payable in two tranches.  The first tranche of US$2m of  ordinary  shares was  issued in  January  2007.  The second tranche of US$2m of  ordinary  shares was to be issued in March  2007,  provided gross sales for 2006 were equal to or greater than US$3.3m.

The vendors  have agreed to accept US$2m in cash from the Company in lieu of the second  tranche of shares that had a value of US$2m.  The  required  payment was paid on 12 March 2007.  The Company is funding this payment out of cash reserves which it believes is in the interests of shareholders. BioProgress confirms that it has  sufficient  cash for its  ongoing  business  needs  as a result  of this transaction.

For further information:

BioProgress Plc                                 + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                         + 44 (0) 20 7466 5000
Rebecca Skye Dietrich
Mark Court

About BioProgress

BioProgress  plc  is  an  innovative  specialty  pharmaceutical  and  healthcare business  based around its platform  technologies  in polymer and film  systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application  within 24 patent families and has product  development  agreements  and strategic  alliances  with several  global companies.  As a vertically integrated business,  BioProgress has acquired sales and marketing  resources  within Europe and the US as a launch mechanism for its own  pharmaceutical  products.  The  business  continues  to develop  innovative delivery mechanisms using its XGEL™ polymer technology,  replacing the need to use animal-derived  gelatine in pharmaceutical and healthcare  products.  For further information please go to www.bioprogress.com

Forward-Looking Information

The Ordinary  Shares of BioProgress  plc are registered  under the US Securities and Exchange Act of 1934. To the extent that this announcement  contains certain
"forward-looking  statements"  within  the  meaning  of the  Private  Securities
Litigation  Reform Act of 1995,  this paragraph  applies.  These  statements are based on management's  current  expectations  and are subject to uncertainty and
changes  in   circumstances.   Actual  results  may  vary  materially  from  the
expectations  contained in the forward-looking  statements.  The forward-looking statements in this release include  statements  addressing  future financial and operating  results and the timing and benefits of the  reorganisation.  Detailed information  about  factors  pertinent to the business of the company that could cause actual  results to differ is set forth in the  Company's  filings with the
Securities and Exchange  Commission.  The Company is under no obligation to (and expressly  disclaim any such obligation to) update or alter its  forward-looking statements  whether as a result of new information,  future events or otherwise.
This  announcement is for  information  only and does not constitute an offer or invitation to acquire or dispose of any  securities or  investment  advice.  The
distribution  of  the  announcement   and/or  issue  of  securities  in  certain
jurisdictions  may be  restricted  by law.  Persons into whose  possession  this announcement  comes are required to inform  themselves about and to observe such restrictions.

END

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: March 13, 2007